As filed with the Securities and Exchange Commission on May 1, 2013

Registration No. 333-186786

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-1

on

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTEGRATED ELECTRICAL SERVICES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1731	76-0542208
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

(Address, including Zip Code, and Telephone Number, including Area Code, of

Registrant’s Principal Executive Offices)

Gail Makode

Senior Vice President, General Counsel and Secretary

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

(Name, Address, including Zip Code, and Telephone Number, including Area

Code, of Agent for Service)

Copies to:

G. Michael O’Leary

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be registered(3)(4)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(6)	Amount of registration fee(7)
Common Stock, $0.01 par value per share(1)	8,562,409	(5)	$42,640,797	$5,817
Preferred Stock Purchase Rights(1)(2)	8,562,409	N/A	N/A	$0

(1)	Each share of common stock includes one preferred stock purchase right.
(2)	No separate consideration is payable for the preferred stock purchase rights. The registration fee for these securities is included in the fee for the common stock.
(3)	All of the shares of common stock offered hereby are for the accounts of the selling stockholders named in the prospectus.
(4)	Pursuant to Rule 416(a), the number of shares of common stock being registered shall be adjusted to include any additional shares that may become issuable as a result of any share distribution, split, combination or similar transaction.
(5)	The proposed maximum offering price per share will be determined from time to time by the selling stockholders in connection with, and at the time of, the sale by the selling stockholders of the securities registered hereunder.
(6)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. The price of $4.98 per share represents the average of the high and low price per share of the registrant’s common stock, as reported on the NASDAQ Global Market System on February 13, 2013.
(7)	Registration fee previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This Amendment No. 1 to Form S-1 on Form S-3 is being filed, in part, to convert the registration statement on Form S-1 (Registration No. 333-186786) into a registration statement on Form S-3. The Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3. The registration fee of $5,817 was previously paid in connection with the filing of the initial registration statement on Form S-1 with the Securities and Exchange Commission on February 21, 2013.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 1, 2013

PROSPECTUS

Integrated Electrical Services, Inc.

8,562,409 Shares of Common Stock

This prospectus relates to an aggregate of up to 8,562,409 shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights, of Integrated Electrical Services, Inc. that may be resold from time to time by the selling stockholders named on page 22 of this prospectus for their own account. These shares are being registered pursuant to a registration rights agreement with the selling stockholders. Pursuant to the registration rights agreement, we have agreed to bear all expenses of the registration of the shares offered hereby, including reasonable fees and expenses of counsel to the selling stockholders, but not including any underwriting fees, discounts or commissions. We will not receive any proceeds from the sale of shares offered by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

The selling stockholders may sell the shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of commissions, discounts or concessions. The selling stockholders may sell the shares at any time at market prices prevailing at the time of sale, at prices related to such market prices, at fixed prices or prices subject to change or at privately negotiated prices. This prospectus describes the general manner in which the shares may be offered and sold by the selling stockholders, including through ordinary brokerage transactions or by any other means described under “Plan of Distribution.” If necessary, the specific manner in which the shares may be offered and sold will be described in a supplement to this prospectus. Before investing in our common stock, you should carefully read this prospectus, any applicable prospectus supplement, any information under the headings “Where You Can Find More Information” and “Incorporation by Reference” and our financial statements.

Our common stock is traded on The NASDAQ Global Market System, or NASDAQ, under the symbol “IESC.” On April 30, 2013, the last reported sales price of our common stock was $5.83 per share.

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page 15 of this prospectus, including the risk factors incorporated by reference in this prospectus as described in that section, before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2013

You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement or free writing prospectus that we or the selling stockholders may authorize to be delivered to you. Neither we nor the selling stockholders have authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should assume that the information appearing in this prospectus, any prospectus supplement, any free writing prospectus and any other document incorporated by reference is accurate only as of the date on the front cover of such document. Our business, financial condition, results of operations and prospects may have changed since the date of such documents. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling stockholders may offer from time to time up to 8,562,409 shares of our common stock. If necessary, the specific manner in which the shares may be offered and sold will be described in a supplement to this prospectus or a free writing prospectus. Any prospectus supplement or free writing prospectus may also add, update or change information contained or incorporated by reference in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement or free writing prospectus, you should rely on the information provided in the prospectus supplement or free writing prospectus. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read carefully this prospectus, the related exhibits filed with the SEC and any prospectus supplement or free writing prospectus, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

The rules of the SEC allow us to incorporate by reference certain information into this prospectus and any prospectus supplement. Any information incorporated by reference is considered to be a part of this prospectus and any applicable prospectus supplement. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. For a complete list of the documents incorporated by reference into this prospectus, see “Incorporation by Reference.”

Before investing in any of our securities, you should carefully consider the risks and uncertainties described under the heading “Risk Factors” in this prospectus and those included in our reports filed with the SEC, which are incorporated by reference in this prospectus, or otherwise included in any applicable prospectus supplement or free writing prospectus. You are urged to carefully read this prospectus and any applicable prospectus supplement or free writing prospectus relating to the shares of common stock offered to you, together with the information and documents described under the headings “Incorporation by Reference” and “Where You Can Find More Information” of this prospectus and the information and documents incorporated by reference in any applicable prospectus supplement.

References in this prospectus to “IES,” “Company,” “we,” “our,” “ours,” “us,” or like terms refer to Integrated Electrical Services, Inc. and its subsidiaries unless the context otherwise requires. References in this prospectus to the “selling stockholders” refer to Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C. Tontine Capital Overseas Master Fund II, L.P. and Jeffrey L. Gendell.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement regarding the securities offered hereby. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these materials can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates or from the SEC’s web site on the Internet at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

We file or furnish annual, quarterly, current and other reports, proxy statements and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We make our periodic and other information filed or furnished with the SEC available, free of charge, through our website located at www.ies-corporate.com as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents we incorporate by reference herein contain certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all of which are based upon various estimates and assumptions that the Company believes to be reasonable as of the date hereof. These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of financial condition or of results of operations, or state other “forward-looking” information. These statements involve risks and uncertainties that could cause our actual results to differ materially from those set forth in such statements. Such risks and uncertainties include, but are not limited to:

•	fluctuations in operating activity due to downturns in levels of construction, seasonality and differing regional economic conditions;

•	competition in the industries in which we operate, both from third parties and former employees, which could result in the loss of one or more customers or lead to lower margins on new projects;

•	a general reduction in the demand for our services;

•	a change in the mix of our customers, contracts and business;

•	our ability to successfully manage projects;

•	possibility of errors when estimating revenue and progress to date on percentage-of-completion contracts;

•	inaccurate estimates used when entering into fixed-priced contracts;

•	challenges integrating new businesses into the Company or new types of work or new processes into our divisions;

•	the cost and availability of qualified labor;

•	accidents resulting from the physical hazards associated with our work and the potential for accidents;

•	success in transferring, renewing and obtaining electrical and construction licenses;

•	our ability to pass along increases in the cost of commodities used in our business, in particular, copper, aluminum, steel, fuel and certain plastics;

•	potential supply chain disruptions due to credit or liquidity problems faced by our suppliers;

•	loss of key personnel and effective transition of new management;

•	warranty losses, damages or other latent defect claims in excess of our existing reserves and accruals;

•	warranty losses or other unexpected liabilities stemming from former divisions which we have sold or closed;

•	growth in latent defect litigation in states where we provide residential electrical work for home builders not otherwise covered by insurance;

•	limitations on the availability of sufficient credit or cash flow to fund our working capital needs;

•	difficulty in fulfilling the covenant terms of our credit facilities;

•	increased cost of surety bonds affecting margins on work and the potential for our surety providers to refuse bonding or require additional collateral at their discretion;

•	increases in bad debt expense and days sales outstanding due to liquidity problems faced by our customers;

•	changes in the assumptions made regarding future events used to value our stock options and performance-based stock awards;

•	the recognition of potential goodwill, long-lived assets and other investment impairments;

•	uncertainties inherent in estimating future operating results, including revenues, operating income or cash flow;

•	disagreements with taxing authorities with regard to tax positions we have adopted;

•	the recognition of tax benefits related to uncertain tax positions;

•	complications associated with the incorporation of new accounting, control and operating procedures;

•	the financial impact of new or proposed accounting regulations;

•	the ability of our controlling shareholder to take action not aligned with other shareholders;

•	the possibility that certain tax benefits of our net operating losses may be restricted or reduced in a change in ownership;

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credit and capital market conditions, including changes in interest rates that affect the cost of construction financing and mortgages, and the inability for some of our customers to retain sufficient financing which could lead to project delays or cancellations and potentially impede the collectability of our accounts receivable;

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the sale or disposition of the shares of our common stock held by our majority shareholder, which, under certain circumstances, would trigger change of control provisions in contracts such as employment agreements and financing and surety arrangements;

•	additional closures or sales of facilities could result in significant future charges and a significant disruption of our operations;

•	the successful integration of acquisitions;

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the inability to consummate the transactions contemplated by the Agreement and Plan of Merger, dated as of March 13, 2013, by and among IES, MISCOR Group, Ltd., an Indiana corporation (“MISCOR”), and IES Subsidiary Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of IES (“Merger Sub”), pursuant to which MISCOR will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of IES (the “Merger”); and

•	the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the Merger.

All readers are cautioned that the forward-looking statements contained in this prospectus are not guarantees of future performance, and our expectations may not be realized or the forward-looking events and circumstances may not occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors set forth above, under the heading “Risk Factors” in this prospectus, in our periodic filings with the SEC, including those factors described in our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, that are incorporated by reference into this prospectus, or those factors otherwise included in any applicable prospectus supplement. The forward-looking statements in this prospectus speak only as of the date of this prospectus. We disclaim any obligation to update these forward-looking statements unless required by securities law, and we caution you not to unduly rely on them.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding information deemed to be furnished and not filed with the SEC, prior to termination of the offerings under this prospectus:

•	Annual Report on Form 10-K for the year ended September 30, 2012, filed with the SEC on December 14, 2012 (the “Form 10-K”);

•	Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, filed with the SEC on February 14, 2013 (the “Form 10-Q”);

•	Current Reports on Form 8-K filed with the SEC on October 4, 2012, October 10, 2012, January 28, 2013, February 6, 2013, February 19, 2013 and March 13, 2013;

•	Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 28, 2012 (the “Proxy Statement”); and

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the descriptions of our common stock and the preferred share purchase rights that trade with our common stock set forth in our registration statements pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

The following information is incorporated by reference into this prospectus:

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Information regarding the Company’s business, properties, and legal proceedings is hereby incorporated by reference to Part I, Items 1, 2 and 3, respectively, of the Form 10-K and Part II, Items 1 and 5, respectively, of the Form 10-Q.

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Information regarding the market price of and dividends on the Company’s common stock, related stockholders matters and securities authorized for issuance under the Company’s equity compensation plans is hereby incorporated by reference to Part II, Item 5 of the Form 10-K and Part III, Item 12 of the Form 10-K.

•	Financial information regarding the Company is hereby incorporated by reference to Part II, Item 8 of the Form 10-K and Part I, Item 1 of the Form 10-Q.

•	Selected financial data regarding the Company is hereby incorporated by reference to Part II, Item 6 of the Form 10-K.

•	Management’s discussion and analysis of financial condition and results of operations is hereby incorporated by reference to Part II, Item 7 of the Form 10-K and Part I, Item 2 of the Form 10-Q.

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Information regarding the Company’s changes in and disagreements with accountants on accounting and financial disclosure, if any, is hereby incorporated by reference to Part II, Item 9 of the Form 10-K.

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Information regarding qualitative and quantitative disclosures about the Company’s market risk is hereby incorporated by reference to Part II, Item 7A of the Form 10-K and Part I, Item 3 of the Form 10-Q.

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Information regarding the Company’s directors and executive officers is hereby incorporated by reference to the Proxy Statement, Part III, Item 10 of the Form 10-K and Item 5.02 of the Company’s Current Report on Form 8-K filed with the SEC on February 6, 2013.

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Information regarding the Company’s executive compensation, corporate governance and compensation committee interlocks and insider participation for the last completed fiscal year is hereby incorporated by reference to the Proxy Statement, Part III, Items 10 and 11 of the Form 10-K and Item 5.02 of the Company’s Current Reports on Form 8-K filed with the SEC on October 4, 2012 and February 6, 2013.

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Information regarding the security ownership of certain beneficial owners of the Company’s common stock and management is hereby incorporated by reference to the Proxy Statement and Part III, Item 12 of the Form 10-K.

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Information regarding the Company’s relationships and related party transactions is hereby incorporated by reference to the Proxy Statement, Part III, Item 10 of the Form 10-K and Part II, Item 5 of the Form 10-Q.

Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Integrated Electrical Services, Inc.

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the financial statements and related notes incorporated by reference herein. You should read “Risk Factors” beginning on page 15 of this prospectus for more information about important risks that you should consider carefully before investing in these securities.

Overview of Our Services

We are a leading provider of infrastructure services to the residential, commercial and industrial industries as well as for data centers and other mission critical environments. We operate primarily in the electrical infrastructure markets, with a corporate focus on expanding into other markets through strategic acquisitions or investments. Originally established as IES in 1997, we are a Delaware corporation providing services from our 56 domestic locations as of March 31, 2013. We are headquartered in Houston, Texas and maintain an executive office in Greenwich, Connecticut. Our operations are organized into three principal business segments, based upon the nature of our current products and services:

•	Communications—Nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations.

•	Residential—Regional provider of electrical installation services for single-family housing and multi-family apartment complexes.

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Commercial & Industrial—Provider of electrical design, construction, and maintenance services to the commercial and industrial markets in various regional markets and nationwide in certain areas of expertise, such as the power infrastructure market.

Corporate Strategy

We seek to create shareholder value through positive returns on capital and generation of free cash flow. In addition, we seek to acquire or invest in similar stand-alone platform companies based in North America or acquire businesses that strategically fit within our existing business segments. In evaluating potential acquisition candidates, we seek to invest in businesses with, among other characteristics:

•	Significant market share in niche industries and low technological and/or product obsolescence risk;

•	Proven management with a willingness to continue post acquisition;

•	Established market position and sustainable advantage;

•	High returns on invested capital; and

•	Strong cash flow characteristics.

We believe that acquisitions provide an opportunity to expand into new end markets and diversify our revenue and profit streams. Further, by acquiring businesses with strong cash flow characteristics we expect to maximize the value of our significant net operating loss carry forwards, as described below. While we may use acquisitions to build our presence in the electrical infrastructure industry, we will also consider potential acquisitions in other industries, which could result in changes in our operations from those historically conducted by us.

Net Operating Loss Carry Forwards

IES and certain of its subsidiaries have federal net operating loss carry forwards (“NOLs”) of approximately $452 million at September 30, 2012, including approximately $139 million resulting from the additional amortization of goodwill. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of net operating losses for federal and state income tax purposes. Should Tontine Capital Partners, L.P. and its affiliates, including the selling stockholders (collectively, “Tontine”), IES’ controlling shareholder, sell or exchange all or a portion of its position in IES, a change in ownership could occur. In addition a change in ownership could result from the purchase of common stock by an existing or a new 5% shareholder as defined by Internal Revenue Code Section 382. Should a change in ownership occur, all net operating losses incurred prior to the change in ownership would be subject to limitation imposed by Internal Revenue Code Section 382, which would substantially reduce the amount of NOLs currently available to offset taxable income. For more information on IES’ NOLs and the Rights Agreement adopted by the IES Board of Directors, see “Description of Capital Stock—Rights Agreement” beginning on page 30.

Industry Overview

The residential, industrial, mission critical infrastructure and commercial industries in which we operate are exposed to many regional and national trends such as the demand for single and multi-family housing, the need for mission critical facilities as a result of technology-driven advancements, and changes in commercial, institutional, public infrastructure and electric utility spending. Over the long term, we believe that there are numerous factors that could positively drive demand and affect growth within the industries in which we operate, including (i) population growth, which will increase the need for commercial and residential facilities, (ii) aging public infrastructure, which must be replaced or repaired, (iii) increased emphasis on environmental and energy efficiency, which may lead to both increased public and private spending, and (iv) the low price of natural gas combined with an increase in domestic oil and gas output, which is expected to spur the construction of and modifications to heavy industrial facilities.

Operating Segments

Communications

Originally established in 1984, our Communications segment is a leading provider of network infrastructure products and services for data centers and other mission critical environments. Services offered include the design, installation and maintenance of network infrastructure for the financial, medical, hospitality, government, high-tech manufacturing, educational and information technology industries. We also provide the design and installation of audio/visual, telephone, fire, wireless and intrusion alarm systems as well as design/build, service and maintenance of data network systems. A significant portion of our Communications revenue is generated from long-term, repeat customers, some of whom use IES as a preferred provider for major projects. We perform services across the United States from our ten offices, which includes our Communications headquarters located in Tempe, Arizona, allowing dedicated onsite maintenance teams at our customers’ sites. In 2010, our Communications segment was separated from our Commercial & Industrial segment to form a new operating segment. The decision to report Communications as a separate segment was made as the Company changed its internal reporting structure and the segment gained greater significance as a percentage of consolidated revenues, gross profit and operating income. Moreover, the Communications segment was identified as a separate and specific part of future strategic growth plans of the Company.

We primarily specialize in installations of communication systems, and site and national account support for the mission critical infrastructure of Fortune 500 corporations. Our sales strategy relies on a concentrated business development effort, with centralized corporate marketing programs and direct end-customer communications and relationships. Due to the mission critical nature of the facilities we service, our end-customers significantly rely upon our past performance record, technical expertise and specialized knowledge.

Our long-term strategy is to improve our position as a preferred mission critical solutions and services provider to large national corporations and strategic local companies. Key elements of our long-term strategy include continued investment in our employees’ technical expertise and expansion of our onsite maintenance and recurring revenue model.

Residential

Our Residential business provides electrical installation services for single-family housing and multi-family apartment complexes and CATV cabling installations for residential and light commercial applications. In addition to our core electrical construction work, the Residential segment also provides services for the installation of residential solar power, smart meters, and electric car charging stations, both for new construction and existing residences. The Residential division is made up of 28 total locations, which includes the headquarters in Houston. These division locations geographically cover Texas, the Sun-Belt, and the Western and Mid-Atlantic regions of the United States, including Hawaii.

Demand for our Residential services is highly dependent on the number of single-family and multi-family home starts in the markets we serve. Although we operate in multiple states throughout the Sun-Belt, Mid-Atlantic and western regions of the United States, the majority of our segment revenues are derived from services provided in the state of Texas. Our sales efforts include a variety of strategies, including a concentrated focus on national homebuilders and multi-family developers and a local sales strategy for single and multi-family housing projects. Our cable, solar and electric car charging station revenues are typically generated through industry-specific third parties to which we act as a preferred provider of installation services.

Our long-term strategy is to continue to be the leading national provider of electrical services to the residential market. Although the key elements of our long-term strategy include a continued focus on maintaining a low and variable cost structure and cash generation, during the housing downturn we modified our strategy by expanding into markets less exposed to national building cycles, such as solar panel and electric car charging installations. As we begin to experience increased activity in the residential sector, we are prepared to increase our scale to support an increase in activity.

Commercial & Industrial

Our Commercial & Industrial segment is one of the largest providers of electrical contracting services in the United States. The division offers a broad range of electrical design, construction, renovation, engineering and maintenance services to the commercial and industrial markets. The Commercial & Industrial division consists of 18 total locations, which includes the division headquarters in Houston, Texas. These locations geographically cover Texas, Nebraska, Colorado, Oregon and the Mid-Atlantic region.

Services include the design of electrical systems within a building or complex and procurement and installation of wiring and connection to power sources, end-use equipment and fixtures, as well as contract maintenance. We focus on projects that require special expertise, such as design-and-build projects that utilize the capabilities of our in-house experts, or projects which require specific market expertise, such as transmission and distribution projects. We also focus on service, maintenance and certain renovation and upgrade work, which tends to be either recurring or have lower sensitivity to economic cycles, or both. We provide services for a variety of projects, including: office buildings, manufacturing facilities, data centers, chemical plants, refineries, wind farms, solar facilities and municipal infrastructure and health care facilities. Our utility services consist of overhead and underground installation and maintenance of electrical and other utilities transmission and distribution networks, installation and splicing of high-voltage transmission and distribution lines, substation construction and substation and right-of-way maintenance. Our maintenance services generally provide recurring revenues that are typically less affected by levels of construction activity. Service and maintenance revenues are derived from service calls and routine maintenance contracts, which tend to be recurring and less sensitive to short-term economic fluctuations.

Demand for our Commercial & Industrial services is driven by construction and renovation activity levels, economic growth, and availability of bank lending. Certain of our industrial projects have longer cycle times than our typical Commercial & Industrial services and may follow the economic trends with a lag. Our sales focus varies by location, but is primarily based upon regional and local relationships with general contractors and a demonstrated expertise in certain industries, such as transmission and distribution.

Our long-term strategy has been modified over the past two years due to the downturn in the construction industry. Our long-term strategy is to be the preferred provider of electrical services in the markets where we have demonstrated expertise or are a local market leader. Key elements of our long-term strategy include leveraging our expertise in certain niche markets, expansion of our service and maintenance business and maintaining our focus on our returns on risk adjusted capital.

How You Can Contact Us

Our principal executive offices are located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056, and our telephone number is (713) 860-1500. Our website is located at www.ies-corporate.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Selling stockholders	One or more selling stockholders. For more information see “Selling Stockholders” beginning on page 21. We are not selling any of the shares of common stock offered under this prospectus or any prospectus supplement.

Common stock offered by the selling stockholders	8,562,409 shares.

Common stock outstanding(1)	15,105,846 shares. The number of shares of common stock outstanding will not change as a result of this offering.

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

NASDAQ Global Select Market symbol	IESC.

Dividend policy	We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Risk factors	Investing in our common stock involves risks. See “Risk Factors” for a discussion of certain factors you should consider in evaluating whether or not to invest in our common stock.

(1)	The number of shares to be outstanding after the offering is based on 15,105,846 shares of common stock outstanding as of March 31, 2013.

Recent Developments

Merger Agreement

On March 13, 2013, IES and MISCOR Group, Ltd., an Indiana corporation (“MISCOR”), announced that they have entered into a definitive agreement pursuant to which IES will acquire 100% of the common stock of MISCOR in a stock and cash transaction. IES, MISCOR and IES Subsidiary Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of IES (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated March 13, 2013 (the “Merger Agreement”), pursuant to which MISCOR will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of IES (the “Merger”).

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of MISCOR common stock, no par value (“MISCOR common stock”), will convert into the right to receive merger consideration (the “Merger Consideration”) comprised of, at the election of the holder, either:

•

a per share dollar amount, which amount shall not be less than $1.415 per share (the “Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the Merger Agreement) by (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date of the Merger, including shares issuable upon the exercise of outstanding options and warrants; or

•

a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction (the “Exchange Ratio”), the numerator of which is the Cash Consideration and the denominator of which is the volume-weighted average of the sale prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the fifteenth business day prior to the closing date of the Merger (the “IES Common Stock Value”); provided, however, that the if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

MISCOR stockholders have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration, provided, however, that the aggregate Cash Consideration to be paid in connection with the Merger shall not exceed a threshold (the “Maximum Cash Amount”) equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the Merger. If the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock for which MISCOR stockholders elect to receive Cash Consideration (the “Cash Election Shares”) is greater than the Maximum Cash Amount, then the exchange agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the Merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. Any MISCOR stockholder that does not make an election with respect to such holder’s MISCOR common stock shall be deemed to have elected to receive the Stock Consideration.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each outstanding share of MISCOR restricted stock will automatically vest and the holder thereof shall be entitled to receive the Merger Consideration. Additionally, all options to purchase MISCOR common stock, whether vested or unvested, will be exercisable in full for a period of time prior to the Merger at their exercise price. Any such options not exercised within the prescribed period will be cancelled and the holder thereof will not be eligible to receive the Merger Consideration.

MISCOR shareholders who are dissatisfied with the Merger Consideration will be able to seek appraisal of the “fair value” of their shares of MISCOR common stock under the Indiana Business Corporation Law (the “IBCL”). A MISCOR shareholder who delivers to MISCOR, before the vote is taken at the MISCOR special meeting of shareholders, written notice of the shareholder’s intent to demand payment in cash for shares owned if the Merger is effectuated and does not vote the shareholder’s shares in favor of the Merger will not receive the Merger Consideration. The shareholder will instead be entitled to assert dissenters’ rights and seek an appraisal of its shares, unless the shareholder fails to take the steps prescribed by Chapter 44 of the IBCL to perfect such shareholder’s dissenters’ rights. Upon consummation of the Merger and receipt of a payment demand, former MISCOR shareholders who have complied with all statutory requirements will be paid the fair value of the shares as of the time immediately before the Merger.

Completion of the Merger is subject to certain conditions, including, but not limited to: (1) approval by IES’ stockholders of the issuance of IES common stock as consideration for the Merger; (2) adoption of the Merger Agreement by the MISCOR stockholders; (3) the holders of fifty percent (50%) or more of all of the issued and outstanding shares of MISCOR common stock entitled to vote, and not held by certain affiliates of MISCOR (as described in the Merger Agreement), not having voted against adoption of the Merger Agreement (the “MISCOR Minority Approval”); (4) the holders of fifty percent (50%) or more of all of the issued and outstanding shares of IES common stock entitled to vote, and not held by certain affiliates of IES (as described in the Merger Agreement), not having voted against adoption of the Merger Agreement (the “IES Minority Approval”); (5) no person (subject to certain exceptions set forth in the Merger Agreement) shall, in the reasonable determination of the IES Board of Directors, become an Acquiring Person (as defined in the Tax Benefit Protection Plan Agreement, dated as of January 28, 2013, between IES and American Stock Transfer & Trust Company, LLC, as Rights Agent) as a result of the Merger; (6) effectiveness of a registration statement on Form S-4 relating to the IES common stock to be issued as consideration for the Merger and approval of the listing of such shares on the NASDAQ Global Select Market; (7) the holders of not more than 5% of the shares of MISCOR common stock having sought appraisal; (8) the parties having agreed to the calculation of Net Debt; (9) MISCOR having received an opinion from its tax counsel as to the effect that, for United States federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; (10) the absence of legal impediments prohibiting the transaction; (11) receipt of applicable regulatory approvals; and (12) other customary closing conditions.

The parties have made certain customary representations, warranties and covenants in the Merger Agreement. Each of IES and MISCOR is required, among other thing, subject to certain exceptions, to conduct its business in the ordinary course in all material respects and not to engage in certain activities during the interim period between the execution of the Merger Agreement and the consummation of the Merger. In addition, the Merger Agreement contains covenants that require each of IES and MISCOR to call and hold special stockholder meetings and, subject to certain exceptions, requires the Board of Directors of IES to recommend to the IES stockholders the approval of the issuance of IES common stock as consideration for the Merger and requires the board of directors of MISCOR to recommend to the MISCOR stockholders the adoption of the Merger Agreement.

The Merger Agreement prohibits MISCOR from soliciting alternative transactions other than during the limited period that began on the date of the Merger Agreement and ended at 12:01 a.m. (EST) on April 13, 2013 (the “Solicitation Period”). Following the Solicitation Period, MISCOR may not solicit alternative transactions and, subject to certain exceptions, may not participate in discussions or negotiations regarding alternative transactions.

The Merger Agreement contains certain termination rights for both IES and MISCOR, including, among others, if the Merger is not consummated on or before August 31, 2012 (which date is subject to extension under certain conditions as described in the Merger Agreement); if the approval of either the IES stockholders or the

MISCOR stockholders is not obtained; if the MISCOR Minority Approval or the IES Minority Approval is not obtained; if MISCOR breaches the solicitation provisions of the Merger Agreement; or if MISCOR, subject to the conditions and limitations set forth in the Merger Agreement, changes its recommendation with respect to the Merger or recommends or enters into an agreement with respect to an alternative transaction. In the event of a termination of the Merger Agreement under certain circumstances specified in the Merger Agreement, MISCOR will be required to pay IES termination fees that range from $250,000 to $750,000. In the event of a termination of the Merger Agreement as a result of IES’ failure to obtain its required stockholder votes, IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the Merger, in an amount not to exceed $250,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the Merger Agreement. The Merger Agreement was filed to provide investors with information regarding its terms and is not intended to provide any other factual information about IES or MISCOR.

The representations and warranties that the parties have made to each other in the Merger Agreement are as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties to the Merger Agreement, the Merger Agreement is not intended to be a source of factual, business, or operational information about any of the parties thereto. The representations and warranties contained in the Merger Agreement were made only for purposes of such Merger Agreement, are solely for the benefit of the parties to such Merger Agreement, and may be subject to limitations agreed between those parties, including being qualified by disclosures between those parties. The representations and warranties in the Merger Agreement may have been made to allocate risks among the parties thereto, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The assertions embodied in such representations and warranties are qualified by information contained in disclosure letters to the Merger Agreement that the parties exchanged in connection with the signing of the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in IES’ or MISCOR’s public disclosures. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation, but only in conjunction with the other information about IES, MISCOR, and their respective subsidiaries that the respective companies include in reports, statements, and other filings that they make with the SEC.

Material Relationships

A majority of IES common stock is owned by Tontine. As of March 31, 2013, Tontine owned approximately 56.7% of the issued and outstanding shares of IES common stock. As of March 31, 2013, Tontine also beneficially owned 49.9% of the issued and outstanding shares of MISCOR common stock. For a description of the relationship between IES and Tontine, please see “Selling Stockholders.”

The disinterested members of the IES Board of Directors unanimously approved the Merger Agreement. MISCOR established a special committee of independent directors that approved the Merger Agreement and recommended approval of the Merger Agreement by the full board of directors. After receiving approval from the special committee, the disinterested members of the MISCOR board of directors unanimously approved the Merger Agreement.

Important Information for Investors and Security Holders

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities of IES in connection with, or a solicitation of any vote or approval with respect to, the proposed Merger. In connection with the proposed Merger, on April 26, 2013, IES filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of IES and MISCOR that also constitutes a prospectus of IES regarding the proposed transaction. The registration statement on Form S-4 has not been declared effective, and remains subject to review and comment, by the SEC.

INVESTORS AND SECURITY HOLDERS OF IES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IES, MISCOR AND THE PROPOSED TRANSACTION.

A definitive joint proxy statement/prospectus will be sent to security holders of IES and MISCOR seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by IES and MISCOR with the SEC at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

IES, its directors, executive officers, and certain members of management and employees may be considered “participants in the solicitation” of proxies from IES’ stockholders in connection with the proposed Merger. MISCOR, its directors, executive officers, and certain members of management and employees may be considered “participants in the solicitation” of proxies from MISCOR’s shareholders in connection with the proposed Merger. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

RISK FACTORS

In addition to the risks described below, investors should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2012, our Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, and in subsequent filings that are incorporated herein by reference, and the risks and uncertainties contained or incorporated by reference in any applicable prospectus supplement or free writing prospectus. All of these “Risk Factors” are incorporated by reference herein in their entirety. These risks and uncertainties are not the only ones facing us. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations. The trading price of our common stock could decline due to the occurrence of any of these risks, and investors could lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in our other filings with the SEC.

Risks Related to an Investment in Our Common Stock

Substantial sales of our common stock could adversely affect our stock price.

Sales of a substantial number of shares of our common stock after the date of this prospectus by the selling stockholders or other holders of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock by introducing a large number of shares into the market. Such sales, or the perception that such sales could occur, could cause the market price of our common stock to decline. We cannot predict whether future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

Risks Related to the Ownership and Sale of Our Common Stock by the Selling Stockholders

Existence of a controlling shareholder.

A majority of our outstanding common stock is owned by Tontine. As of March 31, 2013, Tontine owned approximately 56.7% of our issued and outstanding common stock. As a result, Tontine can control most of our affairs, including the election of our directors, who in turn appoint executive management, and can control any action requiring the approval of shareholders, including the adoption of amendments to our corporate charter and approval of any potential merger or sale of all or substantially all assets, divisions, or the Company itself. This control also gives Tontine the ability to bring matters to a shareholder vote that may not be in the best interest of our other shareholders or stakeholders. Additionally, Tontine is in the business of investing in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us or act as suppliers or customers of the Company.

Availability of net operating losses may be reduced by a change in ownership.

A change in ownership, as defined by Section 382 of the Internal Revenue Code of 1986, as amended, could reduce the availability of NOLs for federal and state income tax purposes. Should Tontine sell or exchange all or a portion of its position in the Company, a change in ownership could occur. A change in ownership could also result from the purchase of common stock by an existing or a new 5% shareholder as defined by Section 382 of the Internal Revenue Code. As of September 30, 2012 we have approximately $452 million of federal NOLs that are available to use to offset taxable income, inclusive of NOLs from the amortization of additional tax goodwill. As of September 30, 2012 we have approximately $313 million of federal NOLs that are available to use to offset taxable income, exclusive of NOLs from the amortization of additional tax goodwill. Should a change in ownership occur, all NOLs incurred prior to the change in ownership would be subject to limitations imposed by Section 382 of the Internal Revenue Code, which would substantially reduce the amount of NOLs currently available to offset taxable income.

On January 28, 2013, the Company implemented a tax benefit protection plan designed to deter an acquisition of the Company’s stock in excess of a threshold amount that could trigger a change of control within the meaning of Section 382 of the Internal Revenue Code. The plan is designed to effectively dilute the ownership of such an acquirer through the offering of rights to the Company’s other stockholders that could be exercised upon the acquirer’s purchase of the Company’s stock in excess of the threshold amount. There can be no assurance that the plan will be effective in deterring a change of control or protecting the NOLs.

Risks Related to the Merger

The Exchange Ratio used to determine the number of shares of IES common stock into which each share of MISCOR common stock will be convertible will fluctuate due to fluctuations in the market value of IES common stock.

At the effective time of the Merger, each outstanding share of MISCOR common stock (other than shares held by MISCOR stockholders who do not vote in favor of the adoption of the Merger Agreement and who are entitled to and properly demand appraisal rights in accordance with Indiana law and shares to be cancelled pursuant to the terms of the Merger Agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either the Cash Consideration or the Stock Consideration.

The number of shares of IES common stock into which each share of MISCOR common stock will be convertible at the effective time of the Merger will be based on the Exchange Ratio. As such, the number of shares of IES common stock constituting the Stock Consideration that MISCOR stockholders may elect to receive in the Merger will depend, in part, on the market value of IES common stock. The market price per share of IES common stock and MISCOR common stock will fluctuate between the date of this prospectus and the completion of the Merger. Therefore, IES stockholders cannot be sure of the number of shares of IES common stock that will be issued to the MISCOR stockholders in the Merger. In addition, because the Exchange Ratio will be determined using a period that ends fifteen business days prior to the closing date of the Merger, the number of shares of IES common stock to be issued will likely be different than it would be if the price on the closing date were to be used.

Any delay in completing the Merger and integrating the businesses may reduce the benefits expected to be obtained from the Merger.

The Merger is subject to a number of conditions that are beyond the control of IES and that may prevent, delay or otherwise materially adversely affect its completion. See “Prospectus Summary—Recent Developments—Merger Agreement.” IES cannot predict whether or when the conditions to closing will be satisfied. Any delay in completing the Merger and integrating the businesses may reduce the benefits that IES expects to achieve in the Merger.

The Merger may not be completed on a timely basis or at all, and failure to complete the Merger could negatively impact the stock price and the future business and financial results of IES.

IES cannot assure you that the Merger Agreement will be adopted by the MISCOR stockholders, that the issuance of the shares of IES common stock will be approved by the IES stockholders, or that the other conditions to the completion of the Merger will be satisfied. In addition, both IES and MISCOR have the right to terminate the Merger Agreement under certain conditions. If the Merger is not completed, IES will not receive any of the expected benefits of the Merger and will be subject to risks and/or liabilities, including the following:

•	failure to complete the Merger might be followed by a decline in the market price of IES common stock;

•

IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the Merger, in an amount not to exceed $250,000, if the Merger Agreement is terminated under certain conditions;

•	certain costs relating to the Merger (such as legal and accounting fees) will be payable by IES regardless of whether the Merger is completed; and

•

the proposed Merger may disrupt the businesses of IES and distract its management and employees from day-to-day operations, because work related to the Merger (including integration planning) requires substantial time and resources, which could otherwise have been devoted to other business opportunities for the benefit of IES.

If the Merger is not completed, these risks and liabilities may materially adversely affect IES’ business, financial results, financial condition, and stock price.

In addition, there can be no assurance that IES will be successful in obtaining expected financing. Although financing is not a condition to closing of the Merger, if IES were not able to obtain the expected financing, or not able to obtain the financing on commercially reasonable terms, it may not receive required third party consents to complete the Merger or otherwise might not be able to complete the Merger.

Risks Related to IES Following the Merger

IES may experience difficulties in integrating MISCOR’s business and could fail to realize potential benefits of the Merger.

Achieving the anticipated benefits of the Merger will depend in part upon whether IES is able to integrate MISCOR’s business in an efficient and effective manner. IES may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies’ businesses potentially will include, among other things:

•	geographically separated organizations and possible differences in corporate cultures and management philosophies;

•	significant demands on management resources, which may distract management’s attention from day-to-day business;

•

differences in the disclosure systems, compliance requirements, accounting systems, and accounting controls and procedures of the two companies, which may interfere with the ability of IES to make timely and accurate public disclosure; and

•	the demands of managing new locations, new personnel and new lines of business acquired from MISCOR in the Merger.

Any inability to realize the potential benefits of the Merger, as well as any delays in integration, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may affect the value of IES common stock after the closing of the Merger.

Failure to retain key employees of MISCOR could adversely affect IES following the Merger.

IES’ performance following the Merger could be adversely affected if it is unable to retain certain key employees of MISCOR. The loss of the services of one or more of these key employees, including Michael P. Moore and Marc Valentin, could adversely affect IES’ future operating results because of their experience and knowledge of the business of MISCOR. IES does not currently have any agreements with MISCOR’s senior management regarding their continued employment following the Merger.

IES and MISCOR will incur substantial costs in connection with the Merger.

IES and MISCOR expect to incur a number of non-recurring transaction fees and other costs associated with completing the Merger and combining the operations of the two companies, including legal and accounting fees and potential expenses related to shareholder litigation. These fees and costs will be substantial and many of them will be incurred regardless of whether the Merger is consummated. Additional unanticipated costs may also be incurred in the integration of the businesses of IES and MISCOR. If the total costs and indebtedness incurred in completing the Merger exceed estimates, the financial results of the combined company may be materially adversely affected, which may adversely affect the value of IES common stock following the Merger.

IES expects to incur additional debt in connection with the Merger, which could impact its financial condition and results of operations.

While IES’ obligation to complete the Merger is not conditioned upon its obtaining financing, IES expects to obtain financing to fund some or all of the cash component of the Merger Consideration, the repayment of outstanding MISCOR debt and the transaction expenses associated with the Merger (collectively, the “Merger Payments”). On April 10, 2013, IES entered into a commitment letter with Wells Fargo Bank, National Association (“Wells Fargo”), pursuant to which Wells Fargo committed to provide IES, subject to the satisfaction of certain conditions precedent, a new amortizing term loan in a principal amount of up to $14 million (the “Acquisition Term Loan”) under IES’ $30 million revolving credit facility (as amended, the “Credit Facility”) with Wells Fargo. Proceeds of the Acquisition Term Loan will be used only to (i) fund Merger Payments, (ii) refinance IES’ existing $5 million term loan with Wells Fargo under the Credit Facility, and (iii) as otherwise may be permitted by Wells Fargo.

The final size and terms of the Acquisition Term Loan, as well as any draw made by IES thereunder, will depend on, among other things, IES’ liquidity at the closing of the Merger and its funding obligations in connection with the Merger Payments, including (i) the aggregate Cash Consideration to be paid to MISCOR shareholders in connection with the Merger and (ii) MISCOR’s debt outstanding at the closing date of the Merger. As of April 19, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $6.613 million. MISCOR estimates that its actual Net Debt could range from $7.300 million to $5.500 million. In order to finance some or all of the Merger Payments, IES expects to utilize its existing cash balances and incur incremental indebtedness of up to $10.0 million under the Acquisition Term Loan.

IES’ increased debt could impact its financial condition and results of operations. In particular, it could:

•

require IES to dedicate an increased portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements and other general corporate purposes;

•	place IES at a competitive disadvantage compared to its competitors that have less debt; and

•	limit IES’ ability to borrow additional funds.

Risks Related to Ownership of IES Common Stock Following the Merger

The issuance of shares of IES common stock to MISCOR shareholders in the Merger will dilute the ownership interests of current IES stockholders.

After the Merger, current IES stockholders will own a significantly smaller percentage of the combined company than they currently own of IES due to the issuance of shares of IES common stock to MISCOR shareholders electing to receive Stock Consideration pursuant to the Merger Agreement. As a result, the relative percentage ownership interest of current IES stockholders with respect to earnings, voting, liquidation value, book value and market value will be reduced in proportion to the number of shares held by MISCOR shareholders who elect to receive Stock Consideration in the Merger and could be further reduced based on the final determination of the Exchange Ratio used to calculate the amount of Stock Consideration to be received by such shareholders. If the Merger fails to produce the results that IES anticipates, the acquisition may not be accretive to IES’ stockholders on a per share basis.

The price of IES common stock will continue to fluctuate after the Merger and may be affected differently from the separate factors that currently affect the prices of IES common stock and MISCOR common stock.

IES’ results of operations, as well as the price of IES common stock following the Merger, may be affected differently from those factors currently separately affecting IES’ or MISCOR’s results of operations and the prices of IES common stock and MISCOR common stock.

The market value of IES common stock could decline if large amounts of IES common stock are sold following the Merger.

Following the Merger, stockholders of IES and former stockholders of MISCOR will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current stockholders of IES and MISCOR may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company. If, following the Merger, large amounts of IES common stock are sold, the price of IES common stock could decline.

USE OF PROCEEDS

The shares of common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholders, and any proceeds from the sale of such shares will be received by the selling stockholders. We will not receive any proceeds from the sale of such shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth information regarding the selling stockholders and the shares that may be offered and sold from time to time by them pursuant to this prospectus. The information set forth below is based on written representations provided to us by the selling stockholders. The selling stockholders named below are referred to in this prospectus as the “selling stockholders.”

The selling stockholders may offer from time to time some, all or none of their shares pursuant to this prospectus. Since the selling stockholders are not obligated to sell, transfer or otherwise dispose of their shares, and because the selling stockholders may acquire our publicly-traded common stock, we cannot estimate how many shares each selling stockholder will actually own after this offering. The table below assumes that the selling stockholders will sell all of the shares of common stock covered by this prospectus and will not acquire any additional shares on the open market or otherwise.

At March 31, 2013, Tontine was the controlling stockholder of our common stock. Accordingly, Tontine has the ability to exercise significant control of our affairs, including the election of directors and any action requiring the approval of shareholders, including the approval of any potential merger or sale of all or substantially all assets or divisions of the Company, or the Company itself.

The shares of common stock that may be offered and sold by the selling stockholders pursuant to this prospectus were issued to Tontine through open market purchases and private placements of the Company’s common stock, including those shares issued to Tontine pursuant to the Company’s Second Amended Joint Plan of Reorganization, dated May 12, 2006 (the “Plan”). The common stock issued pursuant to the Plan was issued pursuant to Section 1145 of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act.

On July 16, 2006, the Company entered into a Stock Purchase Agreement with Tontine Capital Overseas Master Fund, L.P. (“TMF”), pursuant to which the Company issued shares of the Company’s common stock to TMF in a transaction that was exempt from the registration requirements of the Securities Act.

The shares of common stock owned by the selling stockholders are being registered for resale pursuant to a Registration Rights Agreement, dated May 12, 2006 (as amended, the “Registration Rights Agreement”), by and between the Company, Tontine and Southpoint Master Fund, L.P. (“Southpoint”). The Registration Rights Agreement was amended by that certain First Amendment to Registration Rights Agreement, dated September 11, 2007, by and among the Company and Tontine following Tontine’s acquisition of Southpoint’s registrable shares, which transaction was exempt from the registration requirements of the Securities Act.

The Registration Rights Agreement requires the Company to file a “shelf” registration statement upon the written request of the holders of at least 10% of the registrable securities (as defined in the Registration Rights Agreement) and to use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 120 days of such request. At any time that a shelf registration statement is not effective, the holders of at least 10% of the registrable securities may require that the Company effect a registration of such securities (a “Demand Registration”); provided, however, that the Company will not be required to effect more than two Demand Registrations unless the Company is eligible to effect such registrations on Form S-3, in which event there are no limitations on the number of Demand Registrations that may be requested. In the event that the Company proposes to file a registration statement on its own behalf or on behalf of its security holders for the general registration of securities, the holders of registrable securities will have an opportunity to have their registrable securities included in such registration statement.

On December 12, 2007, we entered into a Note Purchase Agreement with Tontine Capital Partners, L.P. (“TCP”), pursuant to which, on December 12, 2007, we sold Tontine $25.0 million aggregate principal amount of our 11% Senior Subordinated Notes due 2013 (the “Tontine Note”). The Note Purchase Agreement contained customary representations and warranties of the parties and indemnification provisions whereby we agreed to indemnify Tontine against certain liabilities. The Tontine Note was not registered under the Securities Act and was sold to Tontine on a private placement, which transaction was exempt from the registration requirements of the Securities Act. The Tontine Note bore interest at 11% per annum and was due on May 15, 2013.

On April 30, 2010, we prepaid $15.0 million of principal on the Tontine Note, and on May 1, 2010, Tontine assigned the Tontine Note to Tontine Capital Overseas Master Fund II, L.P. (“TCP2”). On February 13, 2013, we prepaid the remaining $10.0 million of principal on the Tontine Note, plus accrued interest. The Tontine Note was an unsecured obligation of the Company and its subsidiary borrowers, contained no financial covenants or restrictions on dividends or distributions to stockholders, and was subordinated to the Company’s credit facility with Wells Fargo Bank, National Association.

On March 29, 2012, we entered into a sublease agreement with Tontine Associates, L.L.C. (“TA”), an affiliate of Tontine, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through March 31, 2014, with monthly payments due in the amount of $6,000. The lease has terms at market rates and payments by the Company are at a rate consistent with that paid by TA to its landlord.

James M. Lindstrom has served as Chief Executive Officer and President of the Company since October 2011 and has served as Chairman of the Company’s Board of Directors since February 2011. Mr. Lindstrom previously served in such capacities on an interim basis since June 2011. Mr. Lindstrom was an employee of TA from 2006 until October 2011.

David B. Gendell has served as a member of the Company’s Board of Directors since February 2012. Mr. Gendell, who is the brother of Jeffrey L. Gendell, a selling stockholder named in the prospectus, is also an employee of TA.

Based on written representations received from the selling stockholders, to our knowledge, (i) none of the selling stockholders are, nor are they affiliates of, broker-dealers admitted to membership in the Financial Industry Regulatory Authority (“FINRA”), (ii) each of the selling stockholders acquired its shares of common stock in the ordinary course of its business, and (iii) at the time of acquisition, none of the selling stockholders had any direct or indirect agreements or understandings with any person to distribute its shares. We have determined beneficial ownership in accordance with the rules of the SEC.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to this Offering	Number of Shares of Common Stock to be Offered	Number of Shares of Common Stock Beneficially Owned After this Offering(7)
Tontine Capital Partners, L.P.(1)	3,099,291	3,099,291	0
Tontine Capital Overseas Master Fund, L.P.(2)	863,097	863,097	0
Tontine Partners, L.P.(3)	2,637,092	2,637,092	0
Tontine Overseas Associates, L.L.C.(4)	477,367	477,367	0
Tontine Capital Overseas Master Fund II, L.P.(5)	1,477,646	1,477,646	0
Jeffrey L. Gendell(6)	7,916	7,916	0

(1)	Tontine Capital Management, L.L.C. (“TCM”), the general partner of TCP, has the power to direct the affairs of TCP, including the exercise of voting and dispositive power with respect to the shares. Mr. Gendell is the Managing Member of TCM and, in that capacity, directs its operations.
(2)	Tontine Capital Overseas GP, L.L.C. (“TCO”), the general partner of TMF, has the power to direct the affairs of TMF, including the exercise of voting and dispositive power with respect to the shares. Mr. Gendell is the Managing Member of TCO and, in that capacity, directs its operations.
(3)	Tontine Management, L.L.C. (“TM”), the general partner of Tontine Partners, L.P. (“TP”), has the power to direct the affairs of TP, including the exercise of voting and dispositive power with respect to the shares. Mr. Gendell is the Managing Member of TM and, in that capacity, directs its operations.

(4)	Mr. Gendell is the Managing Member of Tontine Overseas Associates, L.L.C.

(5)	Tontine Asset Associates, L.L.C. (“TAA”), the general partner of TCP2, has the power to direct the affairs of TCP2, including the exercise of voting and dispositive power with respect to the shares. Mr. Gendell is the Managing Member of TAA and, in that capacity, directs its operations.

(6)	Mr. Gendell is the Managing Member of TCM, TCO, TM and TAA, and in his capacity as Managing Member of these entities directs the operations of TCP, TMF, TP and TCP2, respectively. Mr. Gendell has sole voting and dispositive power of 7,916 shares of common stock and shared voting and dispositive power of 8,554,493 shares of common stock.

All the shares of common stock covered by this prospectus may be deemed to be beneficially owned by Mr. Gendell. Mr. Gendell disclaims beneficial ownership of the common stock reported above for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended or otherwise, except as to securities directly owned by Mr. Gendell or representing Mr. Gendell’s pro rata interest in, or interest in the profits of such entities.

(7)	Assuming that the selling stockholders sell all of the shares of common stock covered by this prospectus and do not acquire any additional shares of common stock on the open market or otherwise, the selling stockholders will cease to beneficially own any shares of the Company’s common stock after this offering.

DESCRIPTION OF CAPITAL STOCK

General

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2013, 15,105,846 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

The following summary of the terms and provisions of our common stock and preferred stock does not purport to be complete and is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation, as amended, our Bylaws and our Tax Benefit Protection Plan Agreement, each of which is incorporated by reference into the registration statement that includes this prospectus. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware.

Common Stock and Restricted Common Stock

The holders of common stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Our common stockholders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of directors standing for election.

Subject to the rights of any then-outstanding shares of preferred stock, holders of common stock are entitled to participate in dividends declared in the discretion of the Board of Directors out of funds legally available therefor. We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon our operating results, financial condition, capital requirements, general business conditions and other factors that the Board of Directors deems relevant. We are also restricted under our revolving credit facility from paying cash dividends.

Holders of common stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Holders of common stock have no preemptive rights to purchase shares of the Company’s stock. Shares of common stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of common stock are fully paid and non-assessable.

Each outstanding share of common stock includes one preferred stock purchase right issued under our Tax Benefit Protection Plan Agreement, which is summarized below.

The common stock is listed on the NASDAQ under the symbol “IESC.”

Preferred Stock

The preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of our Second Amended and Restated Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders.

One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the Board of Directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock we issue may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Series A Junior Participating Preferred Stock

On January 24, 2013, the Board of Directors declared a dividend of one preferred share purchase right (a “right”) for each outstanding share of our common stock. The dividend was payable to the stockholders of record as of the close of business on February 19, 2013 (the “record date”). Each right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Company at a price of $20.00 (the “Purchase Price”). The following summary of the rights does not purport to be complete and is qualified in its entirety by reference to that certain Tax Benefit Protection Plan Agreement, dated as of January 28, 2013 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent. The Board of Directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (the “NOLs”) to reduce potential future federal income tax obligations.

Distribution Date; Acquiring Persons, Transfer of Rights.

Initially, the rights will be attached to all common stock certificates (or book entry shares) representing shares then outstanding, and no separate right certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the outstanding shares of common stock (the “Stock Acquisition Date”) and (ii) ten (10) business days following the commencement of, or the first public announcement of a person’s intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 4.95% or more of the outstanding shares of common stock. The definition of Acquiring Person excludes any Exempt Person (as defined below) and any person who would become an Acquiring Person solely as a result of an Exempt Transaction (as defined below). Until the distribution date, (i) the rights will be evidenced by the common stock certificates (or book entry shares in respect of the common stock) and will be transferred with and only with such common stock certificates (or book entry shares in respect of the common stock), (ii) new common stock certificates (or book entry shares in respect of the common stock) after the record date will contain a notation incorporating the Rights Agreement by reference and, with respect to any uncertificated book entry shares issued after the record date, proper notice will be provided that incorporates the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock (or book entry shares of common stock) outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificate or book entry shares.

As soon as practicable after the distribution date, right certificates will be mailed to holders of record of the common stock as of the close of business on the distribution date. Thereafter, the separate right certificates alone will represent the rights. Except as otherwise determined by the Board of Directors, only shares of common stock issued prior to the distribution date will be issued with rights.

Exempt Persons

The following persons are “Exempt Persons” as defined under the Rights Agreement:

(i) Any person who, together with its affiliates and associates, is the beneficial owner of common stock, options and/or warrants exercisable for shares of common stock representing 4.95% or more of the shares of common stock outstanding on January 24, 2013 will be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of securities representing a percentage of the outstanding common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of common stock beneficially owned by such person at any time since January 24, 2013, excluding increases in percentage ownership of common stock attributable to any (x) grant or adjustment of an equity compensation award to such person by the Company or (y) repurchase or redemption of common stock by the Company.

(ii) In addition, any person who, together with its affiliates and associates, becomes the beneficial owner of common stock, options and/or warrants exercisable for shares of common stock representing 4.95% or more of the shares of common stock then outstanding because of a reduction in the number of outstanding shares of common stock as the result of a purchase of common stock by the Company or any of its subsidiaries will also be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of a percentage of the outstanding common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of the outstanding common stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the common stock, excluding increases in percentage ownership of common stock attributable to any (x) grant or adjustment of an equity compensation award to such person by the Company or (y) repurchase or redemption of shares of common stock by the Company.

(iii) In addition, any person who, together with its affiliates and associates, is the beneficial owner of common stock, options and/or warrants exercisable for shares of common stock representing 4.95% or more of the outstanding common stock, and whose beneficial ownership is determined by the Board, in its sole discretion, (x) not to jeopardize or endanger the unrestricted availability to the Company of its tax benefits or (y) to be in the best interests of the Company, will be an “Exempt Person.” However, any such person shall no longer be treated as an Exempt Person and will be deemed an Acquiring Person if (A) such person, together with its affiliates and associates, thereafter becomes the beneficial owner of a percentage of common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of common stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the common stock, excluding increases in beneficial ownership of common stock attributable to any (I) grant or adjustment of an equity compensation award to such person by the Company or (II) repurchase or redemption of common stock by the Company, or (B) the Board, in its sole discretion, determines that such person’s beneficial ownership (together with its affiliates and associates) may jeopardize or endanger the unrestricted availability to the Company of its tax benefits or not be in the best interests of the Company.

A purchaser, assignee or transferee of shares of common stock (or options or warrants exercisable for common stock) from an Exempt Person will not thereby become an Exempt Person, except that a transferee who receives common stock as a bequest or inheritance from the estate of an Exempt Person shall be an Exempt Person so long as such transferee continues to be the beneficial owner of 4.95% or more of the then outstanding shares of common stock.

Exempt Transactions

The following transactions shall be “Exempt Transactions” under the Rights Agreement: any transaction that the Board determines, in its sole discretion, is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the Board prior to the date of such transaction, including, without limitation, if the Board determines that (i) neither the beneficial ownership of shares of common stock by any person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the unrestricted availability to the Company of the Company’s tax benefits or (ii) such transaction is otherwise in the best interests of the Company. In granting an exemption for an “Exempt Transaction,” the Board may require any person who would otherwise be an Acquiring Person to make certain representations or undertakings or to agree that any violation or attempted violation of such representations or undertakings will result in such consequences and subject the person to such conditions as the Board may determine in its sole discretion, including that any such violation shall result in such person becoming an Acquiring Person.

Exercisability; Expiration

The rights are not exercisable until the distribution date and will expire on the earliest of (i) the close of business on December 31, 2017, (ii) the close of business on December 31, 2015 if stockholder approval of the Rights Agreement has not been received by or on such date, (iii) adjournment of the third annual meeting of stockholders of the Company after the date of the Rights Agreement if stockholder approval of the Rights Agreement has not been received by such date, (iv) the repeal of Section 382 of the Internal Revenue Code of 1986 and any successor statute or any other change of law if, as a result of such change of law, the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits, and (v) the beginning of the first taxable year of the Company to which the Board determines that certain tax benefits may not be carried forward. At no time will the rights have any voting power.

If, an Acquiring Person becomes the beneficial owner of 4.95% or more of the outstanding shares of common stock, each holder of a right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the right. The exercise price is the Purchase Price times the number of shares of common stock associated with each right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such (a “Flip-In Event”), all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, rights are not exercisable following the occurrence of a Flip-In Event until such time as the rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $20.00 per right, each right distributed in respect of shares of common stock not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $40.00 worth of common stock (or other consideration, as noted above) for $20.00. If the common stock at the time of exercise had a market value per share of $4.00 per share, the holder of each valid right would be entitled to purchase 10 shares of common stock for $20.00.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for common stock (or other consideration) of the Company as set forth above or in the event the rights are redeemed.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then-current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Exchange

At any time after the Stock Acquisition Date, the Board may exchange the rights (other than rights owned by an Acquiring Person), in whole or in part, at an exchange ratio equal to one (1) share of common stock per right (subject to adjustment).

Redemption

At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the rights in whole, but not in part, at a price of $0.001 per right. Immediately upon action by the Board ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.001 redemption price.

Amendments

Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the rights are not redeemable.

Statutory Business Combination Provision

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an “interested stockholder” for a period of three years from the date that such person became an interested stockholder unless: (1) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (3) on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Under Section 203, an “interested stockholder” is defined as any person who is the owner of 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and who became the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws, by action of its stockholders, to exempt itself from coverage. We have not adopted such an amendment to our Second Amended and Restated Certificate of Incorporation or Bylaws. As of April 29, 2013, Tontine was the controlling shareholder of our common stock. However, as the transaction which resulted in Tontine becoming an “interested stockholder” was approved by the Board, Tontine is exempt from application of Section 203.

Limitation on Directors’ Liability

Pursuant to our Second Amended and Restated Certificate of Incorporation and Delaware law, our directors are not liable to the Company or our stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. We have entered into indemnification agreements with certain of our directors and executive officers that indemnify those persons to the fullest extent permitted by our Second Amended and Restated Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law. We also have obtained directors’ and officers’ liability insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Second Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our Second Amended and Restated Certificate of Incorporation and Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Supermajority Voting. Our Second Amended and Restated Certificate of Incorporation requires the approval of the holders of at least 75% of the then-outstanding shares of our capital stock entitled to vote thereon and the approval of the holders of at least 75% of the then-outstanding shares of each class of stock voting separately as a class on, among other things, certain amendments to our Second Amended and Restated Certificate of Incorporation. Our Board of Directors may amend, alter, change or repeal our Bylaws, or adopt new Bylaws by the affirmative vote of a majority of the Board of Directors at any meeting and without the assent or vote of the stockholders. The Bylaws may be also be altered, amended or repealed, or new Bylaws may be adopted, upon the affirmative vote of holders of at least a majority of the shares of common stock entitled to vote thereon.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of March 31, 2013, 15,105,846 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the Board of Directors in one or more transactions. In this regard, our Second Amended and Restated Certificate of Incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to our Board of Directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may also have the effect of delaying, deferring or preventing a change in control of the Company. Our Board of Directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meeting of Stockholders. Our Bylaws provide that special meetings of our stockholders may only be called by (1) the Chairman of the Board of Directors upon the written request of the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors or (2) upon the receipt of the written request of the holders of at least 25% of the outstanding shares of common stock.

Stockholder Action by Written Consent. Our Second Amended and Restated Certificate of Incorporation and Bylaws generally provide that any action required or permitted by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any written consent of the stockholders.

Notice Procedures. Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director and amendments to our Second Amended and Restated Certificate of Incorporation or Bylaws to be brought before annual meetings of our stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the annual meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 80 days prior to an annual meeting (or if fewer than 90 days’ notice or prior public disclosure of the date of the annual meeting is given or made by the Company, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in the Bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the stockholder submitting the proposal.

Rights Agreement

On January 28, 2013, the Board of Directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use NOLs to reduce potential future federal income tax obligations. The Company has experienced and may experience in the future substantial operating losses, and under the Internal Revenue Code of 1986 and rules promulgated by the Internal Revenue Service, the Company may “carry forward” these losses in certain circumstances to effect any current and future earnings and thus reduce the Company‘s federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. However, if the Company experiences an “ownership change”, as defined in Section 382 of the Internal Revenue Code of 1986, its ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Agreement is designed to deter an acquisition of the Company’s common stock in excess of a threshold amount that could trigger a “change of control” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. The Rights Agreement is designed to effectively dilute the ownership of any Acquiring Person through the offering of rights to the Company’s other shareholders that could be exercised upon the Acquiring Person’s acquisition of the Company’s common stock in excess of the threshold amount. There can be no assurance that the Rights Agreement will be effective in deterring a change of control or protecting the NOLs. For additional information on the rights and the Rights Agreement, see “—Series A Junior Participating Preferred Stock” above.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of such shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares of common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of such common stock will be the purchase price of the common stock less any discounts and commissions. The selling stockholders reserve the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in interest; or

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or the purchasers of the common stock. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Any affiliate of a selling stockholder that is a registered broker-dealer may be deemed to be an underwriter. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or concessions received by it may be deemed to be underwriting discounts and commissions under the Securities Act. Affiliates of selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to such prevailing market prices, varying prices determined at the time of sale, negotiated prices or any other method permitted by law. These sales may be effected in one or more transactions, including:

•	in the over-the-counter market or on the NASDAQ or any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	in negotiated transactions;

•	in underwritten offerings;

•	through distributions to equity security holders, partners or other security holders of the selling stockholders;

•

through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales;

•	through any combination of the foregoing; or

•	through any other method permitted by law.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•

enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To the extent required in connection with a transaction, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

There can be no assurance that any selling stockholder will sell any or all of its common stock pursuant to this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than pursuant to this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We will pay all expenses of the registration of the shares pursuant to the Registration Rights Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and commissions, if any. Pursuant to the Registration Rights Agreement, we will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act. Pursuant to the Registration Rights Agreement, we may be indemnified by the selling stockholders against certain liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Any underwriter will be advised about other issues relating to any offering by its own legal counsel. If such counsel to underwriters passes on legal matters in connection with an offering of securities made by this prospectus and a related prospectus supplement, that counsel will be named in the applicable prospectus supplement related to such offering.

EXPERTS

The consolidated financial statements of Integrated Electrical Services, Inc. appearing in Integrated Electrical Services, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INTEGRATED ELECTRICAL SERVICES, INC.

8,562,409 Shares of Common Stock

Prospectus

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions and structuring fees) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which will be borne by the registrant. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$5,817
FINRA filing fee	6,397
Printing expenses	20,000
Fees and expenses of legal counsel	50,000
Accounting fees and expenses	12,500
Miscellaneous	5,000

Total	$99,714

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. The certificate of incorporation and bylaws of Integrated Electrical Services, Inc. (the “Company”) provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of the Company. As permitted by the DGCL, the certificate of incorporation provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

The DGCL also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. The Company will maintain, at its expense, an insurance policy that insures its officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities. In addition, the Company has entered into indemnification agreements with each of its directors that provide that it will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on the Company’s behalf to the fullest extent permitted under Delaware law and its bylaws.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this registration statement.

Item 17.	Undertakings.

(a)	The undersigned registrants hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, each of the undersigned registrants will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by such undersigned registrants;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

(b)	In the event that rights are to be offered to security holders and any securities not taken by the security holders are to be reoffered to the public, the undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(c)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a–3 or Rule 14c–3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 1, 2013.

INTEGRATED ELECTRICAL SERVICES, INC.

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ James M. Lindstrom	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	May 1, 2013
James M. Lindstrom

/s/ Robert W. Lewey	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) (Principal Accounting Officer)	May 1, 2013
Robert W. Lewey

*	Director	May 1, 2013
Joseph L. Dowling III

*	Director	May 1, 2013
David B. Gendell

*	Director	May 1, 2013
Joe D. Koshkin

*	Director	May 1, 2013
Donald L. Luke

* By:	/s/ James M. Lindstrom
James M. Lindstrom
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
*1.1	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated as of March 13, 2013, by and among Integrated Electrical Services, Inc., MISCOR Group, Ltd. and IES Subsidiary Holdings, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed March 13, 2013)

3.1	Second Amended and Restated Certificate of Incorporation of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form S-8 filed on May 12, 2006)

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 28, 2013).

3.3	Bylaws of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.2 to the Company’s registration statement on Form S-8, filed on May 12, 2006)

4.1	Specimen common stock certificate. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 18, 2008)

4.2	Tax Benefit Protection Plan Agreement by and between Integrated Electrical Services, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of January 28, 2013, including the forms of Certificate of Designation and of Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A, B and C, respectively (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2013).

4.3	Note Purchase Agreement, dated as of December 12, 2007, by and among Tontine Capital Partners, L.P., Integrated Electrical Services, Inc. and the other borrowers parties thereto. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 17, 2007)

4.4	First amendment, dated November 12, 2008, to Note Purchase Agreement by and among Tontine Capital Partners, L.P., Integrated Electrical Services, Inc. and other borrowers thereto. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed November 12, 2008)

4.5	Amendment No 1 to Note Purchase Agreement, dated as of August 9, 2012, by and among Tontine Capital Partners, L.P., Integrated Electrical Services, Inc. and the other borrowers parties thereto (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed August 13, 2012)

4.6	Senior Subordinated Note, dated as of December 12, 2007. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed November 12, 2008)

4.7	Registration Rights Agreement, dated as of May 12, 2006, by and among Integrated Electrical Services, Inc., Tontine Capital Partners, L.P. and certain of its affiliates and Southpoint Master Fund, L.P. (Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed May 17, 2006)

4.8	First Amendment to Registration Rights Agreement, dated September 11, 2007, by and among Integrated Electrical Services, Inc., Tontine Capital Partners, L.P. and certain of its affiliates (Incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed December 14, 2012).

** 5.1	Opinion of Andrews Kurth LLP as to the legality of the securities being registered

**21.1	List of Subsidiaries of Integrated Electrical Services, Inc.

**23.1	Consent of Ernst & Young LLP

**23.2	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)

*	To be filed as an exhibit to a Current Report on Form 8-K in connection with a specific offering, as applicable
**	Filed herewith